Issuer Free Writing Prospectus dated September 26, 2022

Filed Pursuant to Rule 433(f) under the Securities Act of 1933

Relating to Preliminary Prospectus dated July 18, 2022

Registration Statement No. 333-264707

First Person Ltd.

This free writing prospectus relates to the proposed initial public offering of common shares, and accompanying warrants (the “Offering”), of First Person Ltd. (the “Company”), which is covered by the Registration Statement on Form S-1 (File No. 333-264707), as amended (the “Registration Statement”), which the Company filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”).

Information about the Company and statements made by Chris L. Claussen, one of our directors and our Chief Innovation Officer, and Joseph Claussen, our Director of Business Development (collectively, the “Claussens”), during an interview were published in a September 20, 2022, online publication by reMind Media (the “Article”). The statements attributed to the Claussens in the Article were made in connection with an interview focused on how the Claussens’ personal experiences inspired them to become involved in the Company’s business. The Company was not involved in any way in the interview or the preparation of the statements made by the Claussens, and was not aware of the content until after the Article was published on reMind Media’s website, remindmedia.com. Upon becoming aware of the Article and the inclusion of certain statements relating to the Company and the Offering, the Company requested the Article be deleted from reMind Media’s website. As of September 22, 2022, the Article is no longer available on reMind Media’s website or any of its other publications. The full text of the Article is attached as Appendix A.

The Article was prepared by reMind Media, which is not affiliated with the Company. No payment was made nor was any consideration given to reMind Media by or on behalf of the Company in connection with the publication of the Article.

You should not consider the statements in the Article, as set forth below, in making your investment decision. You should make an investment decision only after carefully evaluating all of the information in the preliminary prospectus contained in the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the section titled “Risk Factors” in the Registration Statement and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

The statements made by the Claussens in the interview and the other persons in the Article do not reflect the Company’s views and are not endorsed or adopted by the Company or any other Offering participant. The Company specifically disclaims the statements made by the Claussens in the interview. The Company disavows any such statements, whether intentional or unintentional.

The statements made by the Claussens should not be considered offering material with respect to the Company’s proposed registration with the SEC and listing of the Company’s common shares and warrants on The Nasdaq Capital Market or otherwise.

Clarifications

The Article states that the Company has “two pending patents related to a natural psilocybin extract and a novel combination of psilocin and ketones, which [the Company] developed at their lab in Jamaica.” The Company filed two provisional patent applications, which help protect inventions for a twelve-month period while a formal patent application is being filed. The patent process can take up to twenty-four months or longer to complete and can be challenged during the process. At this time, the Company cannot state whether the patent applications will be approved, refused, and/or ultimately registered. The innovations were developed by the Claussens, rather than the Company, and were not developed in the Company’s lab in Jamaica. Both provisional patent applications were filed in 2021, after the Claussens assigned their interests in the innovations to the Company. The Company did not acquire TruMed Limited or have Jamaican operations until 2022, after the provisional patent applications were filed. Investors should review the information regarding the Company’s intellectual property in the section titled “Business” and elsewhere in the preliminary prospectus included in the Registration Statement, and not the statements made in the Article.

When discussing his family’s personal experiences with psilocybin, Joseph Claussen stated that “there’s no toxicity”. Additionally, Chris L. Claussen stated that “psilocybin had the ability to create some new neural networks,” “our brains are functioning at the highest levels that they ever have,” and that “[w]e know that once you get Alzheimer’s there no cure for it. But we also know that you can prevent it by keeping your brain healthy, to always be creating new neural connections, and maintain neuroplasticity as you age and avoid going into cognitive decline.” The Company does not intend to market any of its products for medical use. The Company’s consumer products are required to include a disclaimer that they have not been evaluated by the U.S. Food and Drug Administration (the “FDA”) and are not intended to diagnose, treat, cure, or prevent any disease. The Company has not conducted clinical studies with respect to the claims made by the Claussens. The Company cannot confirm that psilocybin will create new neural networks or can prevent the onset of Alzheimer’s disease or cognitive decline. The Company cannot provide any assurance that any persons will have the same outcomes as the Claussens or their father or that psilocybin was a cause of such outcomes. Investors should review the information regarding the Company’s products in the section titled “Business” and elsewhere in the preliminary prospectus included in the Registration Statement, and not the statements made in the Article.

When referring to the Company’s products, Joseph Claussen stated in the Article that the Company’s products “contain curated amounts of Lion’s Mane and cordyceps — the cordyceps is important because it has an MAO inhibitor, so it provides a longer duration.” Additionally, Chris Claussen stated in the Article that “We think our functional mushroom products work wonderfully on their own. But they were definitely designed for a microdosing regime. We deliberately engineered them to stay away from the serotonin receptors. A lot of other nootropics contain everything and the kitchen sink, which will flood your serotonin receptors and interfere with your microdosing. We didn’t want to do that. We targeted our functionals to the dopamine, oxytocin, and GABA receptors. We left serotonin alone, so the psilocybin could do its work.” The Company’s direct-to-consumer brand of supplements contain functional mushrooms and a curated blend of nutraceuticals. Not all of the Company’s supplements contains Lions Mane and/or Cordyceps. Nutraceuticals are dietary supplements and are regulated by the FDA. These consumer products do not require FDA approval prior to marketing and distribution, but are required to include a disclaimer that they have not been evaluated by the FDA and are not intended to diagnose, treat, cure, or prevent any disease. The Company has not conducted clinical studies with respect to the claims made by the Claussens. The Company cannot confirm that cordyceps provides longer duration or has an MAO inhibitor, that there are any characteristics of difference mushrooms that may be beneficial, or that targeting dopamine, oxytocin, and GABA receptors may be possible or beneficial. Investors should review the information regarding the Company’s direct-to-consumer brand of supplements in the section titled “Business” and elsewhere in the preliminary prospectus included in the Registration Statement, and not the statements made in the Article.

When referring to studies that are anticipated to be performed by Charles River Laboratories Montreal ULC (“Charles River Labs”), Chris L. Claussen stated in the Article that “[w]e’re really excited about this. We believe there’s a real potential to improve the efficacy of psilocin. Our scientific advisor Dom D’Agostino, a pioneer in the science of the health benefits of the ketogenic diet, is working with us to prove our hypothesis.” Additionally, Joseph Claussen stated in the Article that “[w]hen proven, the improvements in neurogenesis and synaptogenesis could be very powerful.” Charles River Labs is an independent research lab in Canada, with which the Company has entered into a statement of work to conduct two studies involving psilocybin. Charles River Labs is in the process of obtaining the necessary import permits from Health Canada—a department of the Government of Canada responsible for national health policy—and the Company does not need to acquire any approvals in connection with such research. If Charles River Labs obtains the necessary import permits, then Charles River Labs will commence two studies pursuant to the terms of the statement of work, with research and development efforts focused on isolating and studying the individual psychoactive components of mushrooms. Investors should review the information regarding the Company’s statement of work with Charles River Labs in the section titled “Business” and elsewhere in the preliminary prospectus included in the Registration Statement, and not the statements made in the Article. The Company has not established objectively that there is a potential to improve the efficacy of psilocybin.

When referring to the state of the Company’s business, Joseph Claussen stated in the Article that “[i]t’s been amazing. We launched in March, and we sold out within three months. We thought we had enough product to last the year, but we ran out. And it’s mostly been organic word of mouth. We’ve done some marketing, but it’s really amazing how rapidly people have found us. Of course, we’re riding a very nice wave of interest in mushrooms right now, so that’s been fortunate.” The Company launched its direct-to-consumer brand of supplements in March 2022, but the Company was formed in January 2021. In July 2022, the Company began taking pre-orders only for new purchase, in order to ensure that the Company maintained sufficient inventory to fulfill existing subscription orders. The Company operates its business in a new industry and market. There is no assurance that the industry and market will continue to exist and grow as currently estimated or function and evolve in the manner consistent with management’s expectations and assumptions. The mushroom market may decline or mushrooms may fail to achieve substantially greater market acceptance than they currently enjoy. As a result of changing customer preferences, products may attain financial success for a limited period of time. There is no assurance that the Company will be able to achieve brand awareness in any of its target regions. Investors should review the information regarding the Company’s industry and market in the section titled “Business”, the section titled “Risk Factors”, and elsewhere in the preliminary prospectus included in the Registration Statement, and not the statements made in the Article.

When referring to the Company’s business and mission, Chris L. Claussen stated in the Article that “[w]e see ourselves as a brain health company. Our mission is to improve people’s brains. This makes us more than a functional mushroom company, and more than a psychedelics company. We don’t want people to ever fall off the cliff as they get older. We want people to just get better and better. Everything we do is in support of that.” The Company does not intend to market any of its products for medical use. The Company’s consumer products are required to include a disclaimer that they have not been evaluated by the FDA and are not intended to diagnose, treat, cure, or prevent any disease. Investors should review the information regarding the Company’s products in the section titled “Business” and elsewhere in the preliminary prospectus included in the Registration Statement, and not the statements made in the Article.

Forward Looking Statements

During the course of these interviews, the Claussens may have made forward-looking statements that involve risks and uncertainties. Forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including: the risk that psilocybin is not legalized in the United States, or is not legalized within a timeframe that allows the Company to succeed, the risk that psilocybin is proven not to have the anticipated positive therapeutic effects or that new significant negative side effects are discovered, the risk that the Company is unable to obtain necessary regulatory approvals, including approvals from the Washington State Department of Health and the DEA to legally grow psilocybin in the United States, the risk that the Company’s pending patents are not issued, the risk that the Company is not able to raise sufficient capital to execute on its business plan or that its business plan itself is not successful and the Company is not able to adapt, the risk that the development of the Company’s Jamaican operations is not successful, the risk of potential negative tax treatment of the Company and its shareholders, risks relating to the reliance on key management and the retention of such management, product-liability risks, competition including with competitors with significantly greater financial resources than the Company, and general social, regulatory and economic risks, as well as the additional risks and uncertainties that could affect the Company, all as included in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary prospectus contained from time to time within the Registration Statement. All forward-looking statements contained herein are based on information available to the Company as of the date hereof.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 404-7002.

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Appendix A

From Microdosing to IPO: How Two Brothers Turned a Family Tragedy into a Brain-Health Mission

By Brad Dunn

reMind Media | September 20, 2022

Alzheimer’s disease — and the toll it took on both their father and grandfather — prompted Chris and Joe Claussen to make drastic career changes. Chris, a former commercial photographer, and Joe, a former charter-boat operator, spent years researching brain chemistry and experimenting with different diets and compounds to help their father. After an astonishing outcome with psilocybin, the brothers decided to dedicate their lives to brain health.

They launched First Person Group in 2021 and are planning an IPO before the year is out. The company sells three proprietary functional-mushroom supplements, created at their facility in Olympia, Wash., and has two pending patents related to a natural psilocybin extract and a novel combination of psilocin and ketones, which they developed at their lab in Jamaica. Chris and Joe recently discussed microdosing, brain chemistry, building their business, and the family illness that spurred a turning point in their lives.

Your interest in psychedelics began from a personal place: Your grandfather and father both suffered from Alzheimer’s for many years, and the available treatments didn’t help much. How did those experiences affect you?

Joe: Yeah, we saw this horrible disease unfold twice. And because it’s genetic, we knew it was coming for us next. But when Chris and I did the deep dive into Alzheimer’s dementia and brain health in general, we were just trying figure out what we could do right now to help our dad. We tried Lion’s Mane, ketosis, MCT oil, you know, the basics for trying to slow down the neural inflammation of his disease. It did help, we think it helped slow his progression over the 13 years.

But near the end of his life, the doctors put him on all these crazy drugs to make him compliant with getting bathed, eating, going to the bathroom, you know, the reality of dealing with someone with dementia. With sundowning, Alzheimer’s patients get confused in the afternoons and become really difficult and argumentative. So they put him on antipsychotics, SSRIs, diazepam, a cocktail of drugs. It was hard to watch. We decided we needed to do something different. We started with cannabis, but found we had to give him a really high dose — like 100mg of edibles — to calm him down at all. It helped get him in the shower, but it wasn’t really doing anything extra for his brain.

That’s when we went the route of psychedelics. We researched neuroplasticity and found anecdotal reports that seemed positive. We started with microdoses of psilocybin for a week or two, but nothing happened. We decided to step it up to a full dose. It wasn’t going to hurt him at least, there’s no toxicity. So, one day I put 3 grams of powdered mushrooms in his coffee. And that’s when it happened. About 45 minutes later, he popped up out of his wheelchair, didn’t say a word, and walked off to the bathroom. It was amazing. He hadn’t stood up on his own in two years. He came back out and just sort of walked around the house, checking things out. He took flowers out of a vase and looked inside it. He went over to the window and started playing with the blinds. We just watched him in amazement. Our mom was at the sink, and he came up behind her, put his arms around her, and said, “Honey, thank you for taking such good care of me for so long.” He hadn’t said anything like that in years. We were blown away.

Chris: You have to understand how atrophied his brain was. We’d seen the scans. He was operating with about 40% of functioning brain matter. There was just no blood flow because of the buildup of amyloid in his brain. I think the psilocybin had the ability to create some new neural networks.

Joe: He started talking, telling crazy stories, and joking and being funny. He’d also just stare out the window and start laughing at some thought he had. Chris and I were astounded. This substance had given him his mind back. We decided to make this our mission. It was the impetus to start the company.

How did the experience change your own habits?

Chris: When you have a genetic disposition for Alzheimer’s, you want to do everything possible for your brain. We started microdosing, practiced meditation and mindfulness, exercise, we went all in on brain health. Lion’s Mane, functional mushrooms, psilocybin mushrooms. We also started studying everything we could about neural chemistry, how neurotransmitters work, how synaptogenesis works, how different compounds affect the chemistry. We started going to medical conferences, then participating in medical conferences. We came up with our own microdosing stack. And the result of all this has been powerful for us personally: We both feel that our brains are functioning at the highest levels that they ever have.

What’s your microdosing stack? How does it compare to, say, the Stamets stack?

Joe: Ours stack is based on our First Person products, which contain curated amounts of Lion’s Mane and cordyceps — the cordyceps is important because it has an MAO inhibitor, so it provides a longer duration. Stamets uses niacin, but I never liked the niacin flush you get.

And do you feel you’ve taken the right steps to avoid what happened to your father? Have you figured this out?

Chris: Oh yes, 100%. Knowledge is power. We know that once you get Alzheimer’s there no cure for it. But we also know that you can prevent it by keeping your brain healthy, to always be creating new neural connections, and maintain neuroplasticity as you age and avoid going into cognitive decline. We want to enter our 70s and 80s still charging ahead, and not saying “Where’d my keys go?”

You’re starting a trial soon at Charles River Labs in Canada to test improvement in psilocin crossing the blood-brain barrier?

Chris: We’re really excited about this. We believe there’s a real potential to improve the efficacy of psilocin. Our scientific advisor Dom D’Agostino, a pioneer in the science of the health benefits of the ketogenic diet, is working with us to prove our hypothesis.

Joe: When proven, the improvements in neurogenesis and synaptogenesis could be very powerful.

Does researching different combinations of compounds also support the idea of the entourage effect in general?

Chris: Yes, there’s just so much to be learned still. Breaking down different tryptamine analogs and researching what they do in isolation or in different combinations is work that needs to be done. You’ll hear the synthetic psilocybin people say, “It’s just psilocybin, that’s the only compound that matters.” But as everybody knows who’s eaten different varieties of mushrooms, the psychedelic effects are different. They know there’s more to the story than psilocybin.

Joe: And different mushrooms can have different entourage effects. There is a particularly exciting compound called aeruginascin. Mushrooms that contain aeruginascin are reported to be more euphoric, more like an MDMA experience. It’s just another tryptamine analog that we don’t know much about.

You’ve developed three functional-mushroom supplements — for “motivation and focus,” “connection and joy,” and “deep, restorative sleep” — that contain different combinations of Lion’s Mane, reishi, maitake, turkey tail and cordyceps. Are they intended to be used as standalone supplements or as part of a microdosing stack?

Chris: We think our functional mushroom products work wonderfully on their own. But they were definitely designed for a microdosing regime. We deliberately engineered them to stay away from the serotonin receptors. A lot of other nootropics contain everything and the kitchen sink, which will flood your serotonin receptors and interfere with your microdosing. We didn’t want to do that. We targeted our functionals to the dopamine, oxytocin, and GABA receptors. We left serotonin alone, so the psilocybin could do its work.

How’s business?

Chris: It’s been amazing. We launched in March, and we sold out within three months. We thought we had enough product to last the year, but we ran out. And it’s mostly been organic word of mouth. We’ve done some marketing, but it’s really amazing how rapidly people have found us. Of course, we’re riding a very nice wave of interest in mushrooms right now, so that’s been fortunate.

Working with both legal functional mushrooms and illegal psilocybin mushrooms gives you a revenue flow while doing R&D in a market that awaits policy changes. Which of those sides of your business is more core to your mission?

Joe: Working in both was the central part of our corporate strategy. There are tons of psychedelic companies that go out and raise money on the hope that they’ll make money in the future when things are legalized. But how long can you make that last? Many of them are now running out of time and funds. We didn’t want to go down that path. We said, let’s first make a fundamental revenue-generating business so that we can survive and grow. And then, let’s pursue the real science behind psychedelics while the policy evolves.

Chris: Which side is more core to our mission? We see ourselves as a brain health company. Our mission is to improve people’s brains. This makes us more than a functional mushroom company, and more than a psychedelics company. We don’t want people to ever fall off the cliff as they get older. We want people to just get better and better. Everything we do is in support of that.